EXHIBIT 99.2
                                                                   ------------


M A N A G E M E N T ' S   R E P O R T


MANAGEMENT'S RESPONSIBILITY ON FINANCIAL STATEMENTS

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.

The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The  consolidated  financial  statements have been audited by Deloitte & Touche
LLP, independent auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.




MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. During the past year, we have directed efforts to improve and document our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company's internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company's internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, as reflected in their report for 2006.





/s/ John P. Dielwart                             /s/ Steven W. Sinclair
------------------------                         --------------------------
JOHN P. DIELWART                                 STEVEN W. SINCLAIR
President and Chief Executive Officer            Senior Vice-President Finance
                                                 and Chief Financial Officer

Calgary, Alberta
February 14, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS


To the Board of Directors and Unitholders of ARC Energy Trust:

We have audited the accompanying consolidated balance sheets of ARC Energy Trust and subsidiaries (the "Trust") as of December 31, 2006 and 2005 and the related consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ARC Energy Trust and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Trust's internal control over financial reporting and an unqualified opinion on the effectiveness of the Trust's internal control over financial reporting.


/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants

Calgary, Canada
February 14, 2007




COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust's financial statements, such as the change described in Note 22 to the consolidated financial statements. Our report to the Board of Directors and Unitholders dated February 14, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.



/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants

Calgary, Canada
February 14, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS


To the Board of Directors and Unitholders of ARC Energy Trust:

We  have  audited  management's   assessment,   included  in  the  accompanying
Management's  Report on Internal  Control Over  Financial  Reporting,  that ARC
Energy Trust and subsidiaries (the "Trust") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission. Also in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Trust, and our report dated February 14, 2007 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to a change in accounting policy.


/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants

Calgary, Canada
February 14, 2007

CONSOLIDATED BALANCE SHEET

As at December 31

(CDN$ millions)                                               2006        2005
-------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                            $      2.8   $        -
   Accounts receivable                                       129.8        123.0
   Prepaid expenses                                           18.4         14.0
   Commodity and foreign currency contracts (Note 11)         25.7          3.1
                                                             176.7        140.1
-------------------------------------------------------------------------------
Reclamation funds (Note 4)                                    30.9         23.5
Property, plant and equipment (Note 5)                     3,093.8      2,930.0
Long-term investment (Note 6)                                 20.0           --
Goodwill                                                     157.6        157.6
-------------------------------------------------------------------------------
Total assets                                            $  3,479.0   $  3,251.2
-------------------------------------------------------------------------------

LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 7)    $    162.1   $    148.6
   Cash distributions payable                                 40.9         39.8
   Commodity and foreign currency contracts (Note 11)         34.4          7.2
                                                             237.4        195.6
-------------------------------------------------------------------------------
Long-term debt (Note 8)                                      687.1        526.6
Other long-term liabilities (Note 9)                          14.6         12.4
Asset retirement obligations (Note 10)                       177.3        165.1
Future income taxes (Note 13)                                434.2        515.9
-------------------------------------------------------------------------------
Total liabilities                                          1,550.6      1,415.6
-------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 21)

NON-CONTROLLING INTEREST
   Exchangeable shares (Note 14)                              40.0         37.5

UNITHOLDERS' EQUITY
   Unitholders' capital (Note 15)                          2,349.2      2,230.8
   Contributed surplus (Note 18)                               2.4          6.4
   Deficit (Note 16)                                        (463.2)      (439.1)
-------------------------------------------------------------------------------
Total unitholders' equity                                  1,888.4      1,798.1
-------------------------------------------------------------------------------
Total liabilities and unitholders' equity               $  3,479.0   $  3,251.2
===============================================================================

See accompanying notes to the consolidated financial statements.


/s/ Mac H. Van Wielingen                         /s/ Fred Dyment
---------------------------                      -------------------------
MAC H. VAN WIELINGEN                             FRED DYMENT
Director                                         Director

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the years ended December 31

(CDN$ millions, except per unit amounts)                    2006          2005
-------------------------------------------------------------------------------
REVENUES
   Oil, natural gas, and natural gas liquids         $   1,230.5   $   1,165.2
   Royalties                                              (222.3)       (235.3)
-------------------------------------------------------------------------------
                                                         1,008.2         929.9
   Gain (loss) on commodity and foreign currency
   contracts (Note 11)
    Realized                                                29.3         (87.6)
    Unrealized                                              (4.6)         --
-------------------------------------------------------------------------------
                                                         1,032.9         842.3
-------------------------------------------------------------------------------

EXPENSES
   Transportation                                           14.5          14.3
   Operating                                               195.4         142.2
   General and administrative                               47.1          42.8
   Interest on long-term debt (Note 8)                      31.8          16.9
   Depletion, depreciation and accretion
   (Notes 5 and 10)                                        360.0         264.5
   Loss (gain) on foreign exchange (Note 12)                 4.2          (6.4)
-------------------------------------------------------------------------------
                                                           653.0         474.3
-------------------------------------------------------------------------------
Income before taxes                                        379.9         368.0
Capital and other taxes                                     (0.3)         (3.9)
Future income tax recovery (expense) (Note 13)              87.1          (1.6)
-------------------------------------------------------------------------------
Net income before non-controlling interest                 466.7         362.5
Non-controlling interest (Note 14)                          (6.6)         (5.6)
-------------------------------------------------------------------------------
Net income                                                 460.1         356.9

Deficit, beginning of year                           $    (439.1)  $    (419.4)
Distributions paid or declared (Note 17)                  (484.2)       (376.6)
-------------------------------------------------------------------------------
Deficit, end of year (Note 16)                       $    (463.2)  $    (439.1)
-------------------------------------------------------------------------------

Net income per unit (Note 20)
   Basic                                             $       2.28  $       1.90
   Diluted                                           $       2.27  $       1.88
-------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

----------------------------------------------------------------------------------------------------
(CDN$ millions)                                                                  2006         2005
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                   $  460.1      $  356.9
 Add items not involving cash:
   Non-controlling interest (Note 14)                                             6.6           5.6
Future income tax (recovery) expense (Note 13)                                  (87.1)          1.6
Depletion, depreciation and accretion (Notes 5 and 10)                          360.0         264.5
   Non-cash loss on commodity and foreign currency contracts (Note 11)            4.6            --
   Non-cash loss (gain) on foreign exchange (Note 12)                             4.5          (6.3)
   Non-cash trust unit incentive compensation (Notes 18 and 19)                  11.9          17.2
   Expenditures on site restoration and reclamation (Note 10)                   (10.6)         (4.9)
Change in non-cash working capital                                              (16.0)        (17.9)
----------------------------------------------------------------------------------------------------
                                                                                734.0         616.7
----------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt under revolving credit facilities, net               162.7         258.2
Issuance of senior secured notes                                                 --            86.8
Repayment of senior secured notes                                                (6.8)        (32.5)
Issue of trust units                                                             14.4         259.7
Trust unit issue costs                                                           (0.2)        (12.2)
Cash distributions paid, net of distribution reinvestment (Note 17)            (389.6)       (318.3)
Payment of retention bonus (Note 9)                                              (1.0)         (1.0)
Change in non-cash working capital                                               --            (0.2)
----------------------------------------------------------------------------------------------------
                                                                               (220.5)        240.5
----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Corporate acquisitions, net of cash received (Note 3)                           (16.6)       (505.0)
Acquisition of petroleum and natural gas properties                            (117.4)        (93.8)
Proceeds on disposition of petroleum and natural gas properties                   2.1           2.5
Capital expenditures                                                           (362.7)       (257.9)
Long-term investment (Note 6)                                                   (20.0)         --
Net reclamation funds contributions (Note 4)                                     (7.4)         (2.2)
Change in non-cash working capital                                               11.3          (5.2)
----------------------------------------------------------------------------------------------------
                                                                               (510.7)       (861.6)
----------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  2.8          (4.4)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                       --           4.4
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                       $    2.8      $     --
----------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005 (all tabular amounts in CDN$ millions, except per unit and volume amounts)


1.   STRUCTURE OF THE TRUST

ARC Energy Trust (the "Trust") was formed on May 7, 1996 pursuant to a Trust indenture (the "Trust Indenture") that has been amended from time to time, most recently on May 15, 2006. Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust units.

The Trust was created for the purposes of issuing Trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. ("ARC Resources") and ARC Sask Energy Trust ("ARC Sask"). The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment Trust. The current business of the Trust includes the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, gathering, processing and transportation assets. The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of the net cash proceeds from these activities to the unitholders.


2.   SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles ("GAAP"). These principles differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP") and to the extent that they affect the Trust, these differences are described in Note 22. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, the amounts recorded for depletion, depreciation and accretion of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

REVENUE RECOGNITION

Revenue associated with the sale of crude oil, natural gas, and natural gas liquids ("NGLs") owned by the Trust are recognized when title passes from the Trust to its customers.

TRANSPORTATION

Costs paid by the Trust for the transportation of natural gas, crude oil and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.

JOINT VENTURE

The Trust conducts many of its oil and gas production activities through joint ventures and the financial statements reflect only the Trust's proportionate interest in such activities.

DEPLETION AND DEPRECIATION

Depletion  of  petroleum  and  natural  gas  properties  and   depreciation  of
production equipment are calculated on the unit-of-production basis based on:

(a) total estimated proved reserves calculated in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b) total capitalized costs, excluding undeveloped lands, plus estimated future development costs of proved undeveloped reserves, including future estimated asset retirement costs; and

(c) relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

UNIT BASED COMPENSATION

The Trust established a Trust Unit Incentive Rights Plan (the "Rights Plan") for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The Trust accounts for the rights using the fair value method, whereby the fair value of rights is determined on the date on which fair value can initially be determined. The fair value is then recorded as compensation expense over the period that the rights vest, with a corresponding increase to contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

WHOLE TRUST UNIT INCENTIVE PLAN COMPENSATION

The Trust has established a Whole Trust Unit Incentive Plan (the "Whole Unit Plan") for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. Compensation expense associated with the Whole Unit Plan is granted in the form of Restricted Trust Units ("RTUs") and Performance Trust Units ("PTUs") and is determined based on the intrinsic value of the Whole Trust Units at each period end. The intrinsic valuation method is used as participants of the Whole Unit Plan receive a cash payment on a fixed vesting date. This valuation incorporates the period end Trust unit price, the number of RTUs and PTUs outstanding at each period end, and certain management estimates. As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying Trust unit price. In addition, compensation expense is amortized and recognized in earnings over the vesting period of the Whole Unit Plan with a corresponding increase or decrease in liabilities. Classification between accrued liabilities and other long-term liabilities is dependent on the expected payout date.

The Trust charges amounts relating to head office employees to general and administrative expense, amounts relating to field employees to operating expense and amounts relating to geologists and geophysicists to property, plant and equipment.

The Trust has not incorporated an estimated forfeiture rate for RTUs and PTUs that will not vest. Rather, the Trust accounts for actual forfeitures as they occur.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

RECLAMATION FUNDS

Reclamation funds hold investment grade assets which are carried at cost and are subject to impairment in the event of a non-temporary decline in market value.

LONG-TERM INVESTMENT

Investments are recorded and carried at cost and are subject to impairment in the event of a non-temporary decline in market value.

PROPERTY, PLANT AND EQUIPMENT ("PP&E")

The Trust follows the full cost method of accounting. All costs of exploring, developing and acquiring petroleum and natural gas properties, including asset retirement costs, are capitalized and accumulated in one cost centre as all operations are in Canada. Maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the PP&E are capitalized. Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 per cent or more.

IMPAIRMENT

The Trust places a limit on the aggregate carrying value of PP&E, which may be amortized against revenues of future periods.

Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of the Trust's future cash flows would be recorded as a permanent impairment and charged against net income.

The cost of unproved properties is excluded from the impairment test described above and subject to a separate impairment test. In the case of impairment, the book value of the impaired properties are moved to the petroleum and natural gas depletable base.

GOODWILL

The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

ASSET RETIREMENT OBLIGATIONS

The Trust recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. On a periodic basis, management will review these estimates and changes, if any, to the estimate will be applied on a prospective basis. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust's earnings in the period in which the settlement occurs.

INCOME TAXES

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax base, using substantively enacted future income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

Basic net income per unit is computed by dividing the net income by the weighted average number of trust units outstanding during the period. Diluted net income per unit amounts are calculated based on net income before non-controlling interest divided by dilutive trust units. Dilutive trust units are arrived at by taking weighted average trust units and trust units issuable on conversion of exchangeable shares, and giving effect to the potential dilution that would occur if rights were exercised at the beginning of the period. The treasury stock method assumes that proceeds received from the exercise of in-the-money rights and any unrecognized trust unit incentive compensation are used to repurchase units at the average market price.

DERIVATIVE FINANCIAL INSTRUMENTS

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, and interest rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify or have not been designated as effective hedges for accounting purposes.

For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that the required documentation and approvals are in place. This documentation specifically ties the derivative financial instrument to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. When applicable, the Trust also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions. This would include linking the particular derivative to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Where specific hedges are executed, the Trust assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the consolidated balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Trust applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the statement of income for the current period.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the consolidated balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

NON-CONTROLLING INTEREST

The Trust must record non-controlling interest when exchangeable shares issued by a subsidiary of the Trust are transferable to third parties. Non-controlling interest on the consolidated balance sheet is recognized based on the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. Net income is reduced for the portion of earnings attributable to the non-controlling interest. As the exchangeable shares are converted to Trust units, the non-controlling interest on the consolidated balance sheet is reduced by the cumulative book value of the exchangeable shares and Unitholders' capital is increased by the corresponding amount.


3.   CORPORATE ACQUISITIONS

On December 6, 2006 the Trust completed a minor corporate acquisition for net cash consideration of $16.6 million. There was no goodwill recognized with this acquisition. Substantially all of the consideration was applied against property, plant and equipment, with a nominal amount applied against working capital items.

The following acquisitions were completed in 2005:

Redwater And North Pembina Cardium Unit

On December 16, 2005, the Trust acquired all of the issued and outstanding shares of three legal entities, 3115151 Nova Scotia Company, 3115152 Nova Scotia Company and 3115153 Nova Scotia Company which together hold the Redwater and North Pembina Cardium Unit assets (collectively "Redwater and NPCU") for total consideration of $462.8 million. The allocation of the purchase price and consideration paid were as follows:

NET ASSETS ACQUIRED
------------------------------------------------------------------------------
Working capital deficit                                          $     (0.6)
Property, plant and equipment                                         729.5
Asset retirement obligations                                          (70.7)
Future income taxes                                                  (195.4)
Total net assets acquired                                        $    462.8
------------------------------------------------------------------------------


CONSIDERATION PAID
------------------------------------------------------------------------------
Cash consideration and fees paid                                 $    462.8
Total consideration paid                                         $    462.8
------------------------------------------------------------------------------

The acquisition of Redwater and NPCU has been accounted for as an asset acquisition pursuant to EIC-124.

In addition to consideration paid, the Trust committed to making contributions to a restricted reclamation fund as detailed in Note 21.

The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $463.4 million and the associated tax basis of $93.3 million.

These consolidated financial statements incorporate the operations of Redwater and NPCU from December 16, 2005.

ROMULUS EXPLORATION INC.

On June 30, 2005, the Trust acquired all of the issued and outstanding shares of Romulus Exploration Inc. ("Romulus") for total consideration of $42.2 million. The allocation of the purchase price and consideration paid were as follows:

Net Assets Acquired
-------------------------------------------------------------------------------
Working capital deficit                                             $    (1.4)
Property, plant and equipment                                            62.5
Asset retirement obligations                                             (0.4)
Future income taxes                                                     (18.5)
-------------------------------------------------------------------------------
Total net assets acquired                                           $    42.2
-------------------------------------------------------------------------------


Consideration Paid
-------------------------------------------------------------------------------
Cash and fees paid                                                  $    42.2
Total consideration paid                                            $    42.2
-------------------------------------------------------------------------------

The acquisition of Romulus has been accounted for as an asset acquisition pursuant to EIC-124.

The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $44 million and the associated tax basis of $9 million.

These consolidated financial statements incorporate the operations of Romulus from June 30, 2005.

4.   RECLAMATION FUNDS

                                                     2006                                         2005
==================================================================================================================
                                       Unrestricted        Restricted              Unrestricted        Restricted
==================================================================================================================
Balance, beginning of year              $    23.5          $      -                $    21.3            $    -
Contributions                                 6.0               6.1                      6.0                 -
Reimbursed expenditures (1)                  (5.7)                -                     (4.6)                -
Interest earned on funds                      1.0                 -                      0.8                 -
Balance, end of year                    $    24.8          $    6.1                $    23.5            $    -
==================================================================================================================

(1) Amount differs from actual expenditures incurred by the Trust due to timing differences and discretionary reimbursements.

An unrestricted reclamation fund was established to fund future asset retirement obligation costs. In addition, the Trust has created a restricted reclamation fund associated with the Redwater property acquired in 2005. Contributions to the restricted and unrestricted reclamation funds and interest earned on the balances have been deducted from the cash distributions to the unitholders. The Board of Directors of ARC Resources has approved voluntary contributions to the unrestricted reclamation fund over a 20-year period that currently results in minimum annual contributions of $6 million ($6 million in 2005) based upon properties owned as at December 31, 2006. Contributions to the restricted reclamation fund will vary over time and have been disclosed in Note
21. Contributions for both funds are continually reassessed to ensure that the funds are sufficient to finance the majority of future abandonment obligations. Interest earned on the funds are retained within the funds.

5. PROPERTY, PLANT AND EQUIPMENT

===============================================================================
                                                      2006             2005
===============================================================================
Property, plant and equipment, at cost             $  4,655.3       $  4,142.0
Accumulated depletion and depreciation               (1,561.5)        (1,212.0)
Property, plant and equipment, net                 $  3,093.8       $  2,930.0
===============================================================================

The calculation of 2006 depletion and depreciation included an estimated $547 million ($488 million in 2005) for future development costs associated with proved undeveloped reserves and excluded $108.9 million ($58.9 million in 2005) for the book value of unproved properties.

The Trust performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of property plant and equipment (PP&E). Based on the calculation, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's PP&E at December 31, 2006. The benchmark prices used in the calculation were as follows:

===============================================================================
                                   WTI Oil        AECO Gas         USD/CAD
Year                              ($US/bbl)     (CDN$/mmbtu)     Exchange Rates
===============================================================================
2007                                62.00           7.20            0.87
2008                                60.00           7.45            0.87
2009                                58.00           7.75            0.87
2010                                57.00           7.80            0.87
2011                                57.00           7.85            0.87
2012                                57.50           8.15            0.87
2013                                58.50           8.30            0.87
2014                                59.75           8.50            0.87
2015                                61.00           8.70            0.87
2016                                62.25           8.90            0.87
2017                                63.50           9.10            0.87
-------------------------------------------------------------------------------
Remainder (1)                         2.0%           2.0%           0.87
===============================================================================
(1) Percentage change represents the change in each year after 2017 to the end of the reserve life.


6. LONG-TERM INVESTMENT

During the year the Trust entered into an equity investment in a private oil sands company in the amount of $20 million. The investment in the shares of the private company has been considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that holds shares in the private company. The $20 million investment was part of a $325 million private placement of the private company. In addition, certain directors and officers of the Trust have minor direct and indirect shareholdings in the private company.


7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

===============================================================================
                                                       2006              2005
===============================================================================
Trades payable                                      $  39.0           $  33.0
Accrued liabilities                                   108.8             109.2
Current portion of accrued long-term
  incentive compensation                               11.5               3.6
Interest payable                                        1.8               1.8
Retention bonuses                                       1.0               1.0
-------------------------------------------------------------------------------
Total accounts payable and accrued liabilities      $ 162.1          $  148.6
===============================================================================

The current portion of accrued long-term incentive compensation represents the current portion of the Trust's estimated liability for the Whole Unit Plan as at December 31, 2006 (see Note 19). This amount is payable in 2007.


8. LONG-TERM DEBT

===============================================================================
                                                      2006             2005
===============================================================================
Revolving credit facilities
   Syndicated credit facility                       $ 425.0          $ 254.6
   Working capital facility                             1.1              3.8
Senior secured notes
   5.42% USD Note                                      87.4             87.4
   4.94% USD Note                                      28.0             35.0
   4.62% USD Note                                      72.8             72.9
   5.10% USD Note                                      72.8             72.9
-------------------------------------------------------------------------------
Total long-term debt outstanding                    $ 687.1          $ 526.6
===============================================================================

REVOLVING CREDIT FACILITIES

During 2006, the Trust entered into a $572 million secured, annually extendible, financial covenant-based three year syndicated credit facility that expires in March 2009 and a $25 million demand working capital facility. The revolving credit facility is extendible annually, security is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.

Borrowings under the facility bear interest at bank prime (6.0 per cent and 5.0 per cent at December 31, 2006 and December 31, 2005, respectively) or, at the Trust's option, Canadian or U.S. dollar bankers' acceptances plus a stamping fee. The lenders review the credit facility each year and determine whether they will extend the revolving periods for another year. In the event that the credit facility is not extended at anytime before the maturity date, the loan balance will become repayable on the maturity date. The maturity date of the current credit facility is March 24, 2009.

The working capital facility allows for maximum borrowings of $25 million and is due and payable immediately upon demand by the bank. The facility is secured and is subject to the same covenants as the syndicated credit facility.

Various borrowing options exist under the revolving credit facility including prime rate advances, bankers' acceptances and LIBOR based loans denominated in either Canadian or U.S. dollars. All drawings under the facility are subject to stamping fees that vary between 65 bps and 115 bps depending on certain consolidated financial ratios.

5.42 Per Cent and 4.94 Per Cent Senior Secured USD Notes These senior secured notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement. The US$24 million Senior secured notes were issued in 2002, bear interest at 4.94 per cent, have a remaining final term of 3.8 years (remaining average term of 2.3 years) and require equal principal payments of US$6 million over a four year period commencing in 2007. The US$75 million Senior secured notes were issued in 2005, bear interest at 5.42 per cent, have a remaining final term of 11 years (remaining weighted average term of 7.6 years) and require equal principal repayments over an eight year period commencing in 2010.

4.62 Per Cent and 5.10 Per Cent Senior Secured USD Notes These notes were issued on April 27, 2004 via a private placement in two tranches of US$62.5 million each. The first tranche of US$62.5 million bears interest at 4.62 per cent and has a remaining final term of 7.3 years (remaining weighted average term of 4.9 years) and require equal principal repayments over a 6 year period commencing 2009. Immediately following the issuance, the Trust entered into interest rate swap contracts which effectively changed the interest rate from fixed to floating (see Note 11). The second tranche of US$62.5 million bears interest at 5.10 per cent and has a remaining final term of 9.3 years (remaining weighted average term of 7.4 years). Repayments of the notes will occur over a five year period commencing in 2012.

Debt Covenants The following are the significant financial covenants governing the revolving credit facilities:

o Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;

o Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and

o    Long-term  debt  and  letters  of  credit  not to  exceed  50 per  cent of
     unitholders'   equity  and  long-term   debt,   letters  of  credit,   and
     subordinated debt.

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively. As at December 31, 2006, the Trust had $4.7 million in letters of credit ($4.4 million in 2005), no subordinated debt, and was in compliance with all covenants.

The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank ahead of cash distributions payable to unitholders. Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

During 2006, the weighted-average effective interest rate under the credit facility was 5.3 per cent (3.3 per cent in 2005).

Amounts due under the working capital facility and the senior secured notes in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

Interest paid during the period did not differ significantly from interest expense.


9. OTHER LONG-TERM LIABILITIES

==============================================================================
                                                           2006         2005
==============================================================================
Accrued long-term incentive compensation                $  14.6      $  11.4
Retention bonuses                                          -            1.0
Total other long-term liabilities                       $  14.6      $  12.4
==============================================================================

The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at December 31, 2006 (see Note 19). This amount is payable in 2008 through 2009.

The retention bonuses arose upon internalization of the management contract in 2002. The final retention payment will occur in August 2007 and therefore is classified as a current liability as at December 31, 2006.


10. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $177.3 million as at December 31, 2006 ($165.1 million in 2005) based on a total future undiscounted liability of $1,042.6 million ($603.4 million in 2005). These payments are expected to be made over the next 61 years with the bulk of payments being made in years 2017 to 2021 and 2057 to 2067. The Trust's weighted average credit adjusted risk free rate of 6.5 per cent (5.6 per cent in 2005) and an inflation rate of 2.0 per cent (2.0 per cent in 2005) were used to calculate the present value of the asset retirement obligations. During the year, no gains or losses were recognized on settlements of asset retirement obligations.

The following table reconciles the Trust's asset retirement obligations:

===============================================================================
                                                               2006       2005
===============================================================================
Balance, beginning of year                                  $ 165.1    $  73.0
Increase in liabilities relating to corporate acquisitions      4.9       71.1
Increase in liabilities relating to development activities      2.8        5.1
Increase in liabilities relating to change in estimate          4.0       15.6
Settlement of liabilities during the year                     (10.6)      (4.9)
Accretion expense                                              11.1        5.2
-------------------------------------------------------------------------------
Balance, end of year                                        $ 177.3    $ 165.1
===============================================================================


11. FINANCIAL INSTRUMENTS

The Trust is exposed to a number of financial risks that are part of its normal course of business. The Trust has a risk management program in place that includes financial instruments as disclosed in this note. The objective of the risk management program is to mitigate the Trust's exposure to the following financial risks:


   Credit Risk

Most of the Trust's accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Trust manages this credit risk by entering into sales contracts with only highly rated entities and reviewing its exposure to individual entities on a regular basis. With respect to counterparties to financial instruments the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

   Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition, and therefore the amount of distributions paid to unitholders are dependent on the prices received for oil and natural gas production. Oil and gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Trust's financial condition and therefore on the distributions to unitholders. ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

   Variations in Interest Rates and Foreign Exchange Rates

Increases in interest rates could result in a significant increase in the amount the Trust pays to service variable interest debt, resulting in a decrease in distributions to unitholders. World oil prices are quoted in U.S. dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. Variations in the exchange rate of the Canadian dollar could have significant positive or negative impact on future distributions. ARC has initiated certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future
Canadian/U.S. exchange rates will impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

FINANCIAL INSTRUMENTS

Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, reclamation funds, current liabilities, other long-term liabilities, commodity and foreign currency contracts and long-term debt. Except as noted below, as at December 31, 2006 and 2005, there were no significant differences between the carrying value of these financial instruments and their estimated fair value due to their short-term nature.

The fair value of the US$224 million fixed rate senior secured notes approximated CDN$257 million as at December 31, 2006 and will vary with changes in interest rates (2005 - US$230 million outstanding approximated CDN$269 million).

DERIVATIVE CONTRACTS

Following is a summary of all derivative contracts in place as at December 31, 2006 in order to mitigate the risks discussed above:

FINANCIAL WTI CRUDE OIL CONTRACTS
=============================================================================================================================
                                                                   Volume         Bought Put      Sold Put       Sold Call
Term                                             Contract          (bbl/d)        (US$/bbl)      (US$/bbl)       (US$/bbl)
=============================================================================================================================
Jan 07 - Feb 07                                Bought Put           1,000          62.50               -              -
Jan 07 - Jun 07                                Put Spread           1,000          75.00           62.70              -
Jan 07 - Jun 07                                Put Spread           1,000          75.00           65.00              -
Jan 07 - Dec 07                                Put Spread           1,000          75.00           60.00              -
Jan 07 - Dec 07                            3 - Way Collar           2,500          65.00           52.50          80.00
Jan 07 - Dec 07                                Put Spread           2,500          65.00           52.50              -
Jan 07 - Dec 09                            3 - Way Collar           5,000          55.00           40.00          90.00
Jul 07 - Dec 07                                Put Spread           1,000          65.00           55.00              -
=============================================================================================================================

FINANCIAL AECO NATURAL GAS CONTRACTS
=============================================================================================================================
                                                                    Volume         Bought Put      Sold Put       Sold Call
Term                                              Contract          (GJ/d)         (CDN$/GJ)      (CDN$/GJ)       (CDN$/GJ)
=============================================================================================================================
Jan 07 - Mar 07                                     Collar          10,000          7.25               -            9.00
Jan 07 - Mar 07                                     Collar          10,000          7.50               -            9.50
Jan 07 - Mar 07                                     Collar          10,000          8.00               -           12.00
Jan 07 - Mar 07                                     Collar          20,000          8.50               -           12.35
Jan 07 - Mar 07                             3 - Way Collar          10,000          8.00            5.50           11.90
Apr 07 - Oct 07                             3 - Way Collar          10,000          7.25            5.25            9.00
Apr 07 - Oct 07                             3 - Way Collar          10,000          7.50            5.50            9.50
Apr 07 - Oct 07                             3 - Way Collar          30,000          7.00            5.00            8.65
=============================================================================================================================

FINANCIAL NYMEX NATURAL GAS CONTRACTS
=============================================================================================================================
                                                                    Volume         Bought Put      Sold Put       Sold Call
Term                                             Contract           (mmbtu/d)     (US$/mmbtu)    (US$/mmbtu)     (US$/mmbtu)
=============================================================================================================================
Jan 07 - Mar 07                                    Collar           5,000          8.50                -           10.25
Jan 07 - Mar 07                                    Collar           10,000         8.25                -           10.00
Jan 07 - Mar 07                                    Collar           10,000         10.00               -           13.65
=============================================================================================================================

FINANCIAL NATURAL GAS AECO (MONTHLY) TO NYMEX (LAST 3 DAY) BASIS CONTRACTS
=============================================================================================================================
                                                                                                   Volume         Basis Swap
Term                                             Contract                                         (mmbtu/d)      (US$/mmbtu)
=============================================================================================================================
Jan 07 - Mar 07                                     Swap                                           40,000         (1.3125)
Apr 07 - Oct 08                                     Swap                                           50,000         (1.1160)
Nov 08 - Oct 10                                     Swap                                           50,000         (1.0430)
=============================================================================================================================

FINANCIAL FOREIGN EXCHANGE CONTRACTS (1)
=============================================================================================================================
                                                       Volume         Swap            Swap           Bought Put     Sold Put
Term                                 Contract          (MM US$)       (CDN$/US$)      (US$/CDN$)     (CDN$/US$)    (CDN$/US$)
=============================================================================================================================
USD Sales Contracts
Jan 07 - Dec 07                          Swap            192            1.1379         0.8788              -             -

USD Option Contracts
Jan 07 - Dec 07                    Put Spread            12                  -              -           1.125         1.100
Jan 07 - Dec 07                    Put Spread            12                  -              -           1.128         1.098
=================================================================================================================================

(1)  Contracted volume is a total notional volume for the entire term.

FINANCIAL ELECTRICITY CONTRACTS (2)
=====================================================================================================
                                                                      Volume                Swap
Term                            Contract                              (MWh)              (CDN$/MWh)
=====================================================================================================
Jan 07 - Dec 07                     Swap                               20.0                 64.63
Jan 08 - Dec 08                     Swap                               15.0                 60.17
Jan 09 - Dec 09                     Swap                               15.0                 59.33
Jan 10 - Dec 10                     Swap                               5.0                  63.00
=====================================================================================================

(2) Contracted volume is based on a 24/7 term.

FINANCIAL INTEREST RATE CONTRACTS (3)
======================================================================================================
                                                    Principal        Fixed Annual        Spread on
Term                             Contract           (MM USD)           Rate (%)         3 Mo. LIBOR
======================================================================================================
Jan 07 - Apr 14                      Swap              30.5              4.62            38.5 bps
Jan 07 - Apr 14                      Swap              32.0              4.62           (25.5 bps)
======================================================================================================

(3) Starting in 2009, the notional amount of the contracts decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus a spread and receives the fixed interest rate.

The Trust has designated its fixed price electricity and interest rate swap contracts as effective accounting hedges as at January 1, 2004. A realized gain of $3.4 million ($0.3 million gain in 2005) on the electricity contract has been included in operating costs. The fair value unrealized gain on the electricity contract of $7.0 million has not been recorded on the consolidated balance sheet at December 31, 2006 ($0.2 million loss in 2005). A realized loss of $0.4 million for the year on the interest rate swap contracts has been included in interest expense ($0.5 million gain in 2005). The fair value unrealized loss on the two interest rate swap contracts of $1.8 million has not been recorded on the consolidated balance sheet at December 31, 2006 ($1 million loss in 2005).

None of the Trust's commodity and foreign currency contracts have been designated as effective accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted as assets and liabilities in the consolidated balance sheet based on their fair values.

The following  table  reconciles  the movement in the fair value of the Trust's
financial   commodity  and  foreign  currency  contracts  that  have  not  been designated as effective accounting hedges:

                                                             2006        2005
===============================================================================
Fair value, beginning of year (1)                         $ (4.1)      $  (4.1)
Fair value, end of year                                     (8.7)         (4.1)
-------------------------------------------------------------------------------
Change in fair value of contracts in the year (1)           (4.6)            -
Realized gains (losses) in the year                          29.3        (87.6)
-------------------------------------------------------------------------------
Gain (loss) on commodity and foreign currency
  contracts (1)                                           $  24.7      $ (87.6)

Commodity and foreign currency contracts asset            $  25.7      $   3.1
Commodity and foreign currency contracts liability        $ (34.4)     $  (7.2)
===============================================================================
(1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges.

The Trust recorded a net gain on commodity and foreign currency contracts of $24.7 million in the statement of income for 2006 ($87.6 million loss in 2005). This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges. During the year, $4.6 million in unrealized losses ($ nil in 2005) and $29.3 million in realized cash gains ($87.6 million loss in 2005) on contracts was recognized during the year.


12. GAIN (LOSS) ON FOREIGN EXCHANGE

The following is a summary of the total gain (loss) US$ denominated transactions:

                                                             2006       2005
===============================================================================
Unrealized (loss) on US$ denominated debt                   $ (7.1)    $ (4.2)
Realized gain on US$ denominated debt repayments               2.6       10.5
-------------------------------------------------------------------------------
Total non-cash (loss) gain on US$ denominated transactions    (4.5)       6.3
Realized cash gain on US$ denominated transactions             0.3        0.1
-------------------------------------------------------------------------------
Total foreign exchange (loss) gain                          $ (4.2)    $  6.4
===============================================================================

13. INCOME TAXES

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before future income tax recovery as follows:

===============================================================================
                                                            2006        2005
===============================================================================
Income before future income tax expense and recovery    $  379.6    $  364.1
-------------------------------------------------------------------------------
Canadian statutory rate                                     34.5%       37.6%
-------------------------------------------------------------------------------
Expected income tax expense at statutory rates             130.9       137.0
Effect on income tax of:
   Net income of the Trust                                (138.0)     (111.7)
   Effect of change in corporate tax rate                  (62.2)       (4.9)
   Resource allowance                                      (10.7)      (20.0)
   Change in estimated pool balances                       (10.0)          -
   Unrealized loss (gain) on foreign exchange                1.2        (1.6)
   Non-deductible crown charges                              1.2         1.3
   Other non-deductible items                                0.5         1.5
-------------------------------------------------------------------------------
Future income tax (recovery) expense                    $  (87.1)   $    1.6
===============================================================================

The net future income tax liability is comprised of the following:

===============================================================================
                                                            2006        2005
===============================================================================
Future tax liabilities:
   Capital assets in excess of tax value                $  509.8    $  569.8
   Long-term debt                                            4.0           -
Future tax assets:
   Non-capital losses                                       (5.3)       (1.5)
   Asset retirement obligations                            (52.1)      (45.7)
   Accrued long-term incentive compensation                 (7.7)          -
   Commodity and foreign currency contracts                 (2.5)       (1.4)
   Attributed Canadian royalty income                      (10.4)       (5.3)
   Cumulative eligible capital and deductible
   share issue costs                                        (1.6)          -
-------------------------------------------------------------------------------
Net future income tax liability                         $  434.2    $  515.9
===============================================================================

The petroleum and natural gas properties and facilities owned by the Trust's subsidiaries have an approximate tax basis of $1,031 million ($788.4 million in 2005) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $18.2 million ($13.1 million in 2005) that expire in the years 2008 through 2026. The following is a summary of the estimated Trust's subsidiaries' tax basis:

===============================================================================
                                                             2006        2005
===============================================================================
Canadian oil and gas property expenses                  $   200.1    $   88.6
Canadian development expenses                               285.9       201.3
Canadian exploration expenses                                27.7        22.7
Undepreciated capital cost                                  389.0       352.2
Non-capital losses                                           18.2        13.1
Provincial tax pools                                        104.5       104.5
Other                                                         5.6         6.0
Estimated tax basis                                     $ 1,031.0    $  788.4
===============================================================================

In addition to the above tax basis for the Trust's subsidiaries, the Trust itself has an approximate tax basis of $545.1 million as at December 31, 2006 ($555.4 million in 2005).

On October 31, 2006, the Federal Government announced tax proposals pertaining to taxation of distributions paid by publicly traded income trusts. Currently, distributions paid to unitholders, other than returns of capital, are claimed as a deduction by the Trust in arriving at taxable income whereby tax is eliminated at the Trust level and is paid by the unitholders. The proposals would result in a two-tiered tax structure whereby distributions would first be subject to a 31.5 per cent tax at the Trust level commencing in 2011 and then unitholders would be subject tax on the distribution as if it were a taxable dividend paid by a taxable Canadian corporation. If enacted, the proposals would apply to the Trust effective January 1, 2011. The Trust is currently assessing various alternatives with respect to the potential implications of the tax proposals; however, until the legislation is enacted in final form, the Trust will not arrive at a final conclusion with respect to future Trust structure and implications to the Trust. As the tax proposals had not yet been substantively enacted as of December 31, 2006, the consolidated financial statements do not reflect the impact of the proposed taxation.

No current income taxes were paid or payable in 2006.

14. EXCHANGEABLE SHARES

The ARC Resources exchangeable shares ("ARL Exchangeable Shares") were issued on January 31, 2001 at $11.36 per exchangeable share as partial consideration for the Startech Energy Inc. acquisition. The issue price of the exchangeable shares was determined based on the weighted average trading price of Trust units preceding the date of announcement of the acquisition. The ARL Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

The Trust is authorized to issue an unlimited number of ARL Exchangeable Shares which can be converted (at the option of the holder) into Trust units at any time. The number of Trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date and multiplied by the opening exchange ratio. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for Trust units on August 28, 2012. The ARL Exchangeable Shares are publicly traded.

===============================================================================
ARL EXCHANGEABLE SHARES (thousands)                        2006         2005
===============================================================================
Balance, beginning of year                                1,595        1,784
Exchanged for Trust units                                  (162)        (189)
-------------------------------------------------------------------------------
Balance, end of year                                      1,433        1,595
Exchange ratio, end of year                             2.01251      1.83996
-------------------------------------------------------------------------------
Trust units issuable upon conversion, end of year         2,884        2,935
===============================================================================

The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of income represents the cumulative share of net income attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total Trust units issued and issuable at each period end.

Following is a summary of the non-controlling interest for 2006 and 2005:

===============================================================================
                                                             2006         2005
===============================================================================
Non-controlling interest, beginning of year               $  37.5      $ 35.9
Reduction of book value for conversion to Trust units       (4.1)        (4.0)
Current year net income attributable to non-
  controlling interest                                       6.6          5.6
-------------------------------------------------------------------------------
Non-controlling interest, end of year                     $ 40.0       $ 37.5
Accumulated earnings attributable to non-controlling
  interest                                                $ 27.3       $ 20.7
===============================================================================

15. UNITHOLDERS' CAPITAL

The Trust is authorized to issue 650 million Trust units of which 204.3 million units were issued and outstanding as at December 31, 2006 (199.1 million as at December 31, 2005).

The Trust has in place a Distribution Reinvestment and Optional Cash Payment Program ("DRIP") in conjunction with the Trusts' transfer agent to provide the option for unitholders to reinvest cash distributions into additional Trust units issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions.

The Trust is an open ended mutual fund under which unitholders have the right to request redemption directly from the Trust. Units tendered by holders are subject to redemption under certain terms and conditions including the determination of the redemption price at the lower of the closing market price on the date units are tendered or 90 per cent of the weighted average trading price for the 10 day trading period commencing on the tender date. Cash payments for units tendered for redemption are limited to $100,000 per month with redemption requests in excess of this amount eligible to receive a note from ARC Resources Ltd. accruing interest at 4.5 per cent and repayable within 20 years.

                                                                          2006                            2005
=========================================================================================================================
                                                              Number of                      Number of
                                                              Trust Units                    Trust Units
                                                              (thousands)         $          (thousands)          $
=========================================================================================================================
Balance, beginning of year                                      199,104        2,230.8          185,822        1,926.4
Issued for cash                                                       1              -            9,000          239.8
Issued on conversion of ARL exchangeable shares (Note 14)           310            4.1              333            4.0
Issued on exercise of employee rights (Note 18)                     978           18.4            1,500           24.0
Distribution reinvestment program                                 3,896           96.1            2,449           48.8
Trust unit issue costs                                                -           (0.2)               -          (12.2)
-------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                            204,289        2,349.2          199,104        2,230.8
=========================================================================================================================


16. DEFICIT

The deficit balance is composed of the following items:

==============================================================================
                                                          2006           2005
==============================================================================
Accumulated earnings                                $  1,695.8    $   1,235.7
Accumulated cash distributions                        (2,159.0)      (1,674.8)
-------------------------------------------------------------------------------
Deficit                                             $   (463.2)   $    (439.1)
==============================================================================

During the year, presentation changes were made to combine the previously reported Accumulated Earnings and Accumulated Cash Distribution figures on the balance sheet into a single Deficit balance. The Trust has historically paid cash distributions in excess of accumulated earnings as cash distributions are based on cash flow generated in the current period while accumulated earnings are based on cash flow generated in the current period less a depletion, depreciation, and accretion expense recorded on the original property, plant, and equipment investment and other non-cash charges.


17. RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash flow from operating activities adjusted for changes in non-cash working capital and expenditures on site restoration and reclamation, is reduced by reclamation funds contributions including interest earned on the fund and a portion of capital expenditures. The portion of cash flow withheld to fund capital expenditures is at the discretion of the Board of Directors.

======================================================================================================
                                                                              2006           2005
======================================================================================================
Cash flow from operating activities                                       $   734.0      $   616.7
Change in non-cash working capital                                             16.0           17.9
Expenditures on site reclamation and restoration                               10.6           4.9
------------------------------------------------------------------------------------------------------
Cash flow from operating activities after the above adjustments               760.6          639.5
Deduct:
   Cash withheld to fund current period capital expenditures                 (263.2)        (256.1)
   Reclamation fund contributions and interest earned on fund balances        (13.2)         (6.8)
------------------------------------------------------------------------------------------------------
Cash distributions (1)                                                        484.2          376.6
------------------------------------------------------------------------------------------------------
Accumulated cash distributions, beginning of year                           1,674.8        1,298.2
Accumulated cash distributions, end of year                               $ 2,159.0      $ 1,674.8
------------------------------------------------------------------------------------------------------
Cash distributions per unit (2)                                           $    2.40      $    1.99
Accumulated cash distributions per unit, beginning of year                    16.23          14.24
Accumulated cash distributions per unit, end of year                      $   18.63      $   16.23
======================================================================================================

(1) Cash distributions include non-cash amounts of $94.6 million ($58.3 million in 2005). These amounts relate to the distribution reinvestment program.
(2) Cash distributions per Trust unit reflect the sum of the per Trust unit amounts declared monthly to unitholders.

18. TRUST UNIT INCENTIVE RIGHTS PLAN

The Trust Unit Incentive Rights Plan (the "Rights Plan") was established in 1999 and authorized the Trust to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase Trust units, of which 7,866,088 were granted to December 31, 2006. The initial exercise price of rights granted under the Rights Plan could not be less than the market price of the Trust units as at the date of grant and the maximum term of each right was not to exceed ten years. In general, the rights have a five year term and vest equally over three years commencing on the first anniversary date of the grant. In addition, the exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds 2.5 per cent (ten per cent annually) of the Trust's net book value of property, plant and equipment (the "Excess Distribution"), as determined by the Trust.

During the 2006 and 2005, the Trust did not grant any rights as the Rights Plan was replaced with a Whole Unit Plan during 2004 (see Note 19). The existing Rights Plan will be in place until the remaining 0.4 million rights outstanding as at December 31, 2006 are exercised or cancelled.

A summary of the changes in rights outstanding under the Rights Plan is as follows:

                                                             2006                                2005
===============================================================================================================
                                                                    Weighted                         Weighted
                                                     Number         Average             Number       Average
                                                    of Rights       Exercise           of Rights     Exercise
                                                   (thousands)      Price ($)         (thousands)    Price ($)
===============================================================================================================
Balance, beginning of year                            1,349          10.22               3,009         10.92
Granted                                                   -              -                   -             -
Exercised                                              (978)         12.19              (1,500)        11.60
Cancelled                                                (2)         10.07                (160)        10.99
---------------------------------------------------------------------------------------------------------------
Balance before reduction of exercise price              369          10.40               1,349         11.10
Reduction of exercise price (1)                           -          (0.93)                  -         (0.88)
Balance, end of year                                    369           9.47               1,349         10.22
===============================================================================================================

(1) The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

A summary of the plan as at December 31, 2006 is as follows:

===========================================================================================================
                                                      Number                                Number of
                                     Adjusted        of Rights          Remaining            Rights
Exercise Price                       Exercise       Outstanding      Contractual Life      Exercisable
At Grant Date ($)                    Price ($)      (thousands)      of Rights (years)     (thousands)
===========================================================================================================
12.58                                  9.11              32               0.4                   32
12.29                                  9.40             328               1.4                  328
15.42                                 13.27               9               2.2                    3
-----------------------------------------------------------------------------------------------------------
12.40                                  9.47             369               1.3                  363
===========================================================================================================

The Trust recorded compensation expense of $2.5 million for the year ($6.5 million in 2005) for the cost associated with the rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 357,999 rights have been cancelled and 2,318,222 rights have been exercised to December 31, 2006.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights issued on or after January 1, 2003. Subsequent to the initial valuation, the Trust used a binomial lattice model and observed immaterial valuation differences. The following assumptions were used to arrive at the estimate of fair value as at December 31, 2004:

===============================================================================
                                                                         2004
===============================================================================
Expected annual right's exercise price reduction                         0.72
Expected volatility                                                      13.2%
Risk-free interest rate                                                   3.7%
Expected life of option (years)                                           1.1
Expected forfeitures                                                        0%
===============================================================================

Prior to 2004, the Trust recorded compensation expense on its Rights Plan using the intrinsic method. In 2004, the Trust adopted the fair value method. Use of the fair value prior to 2004 would have resulted in an immaterial impact to the Trust.

The following table reconciles the movement in the contributed surplus balance for 2006 and 2005:

===============================================================================
                                                           2006           2005
===============================================================================
Balance, beginning of year                               $  6.4         $  6.5
Compensation expense                                        2.5            6.5
Net benefit on rights exercised (1)                        (6.5)          (6.6)
-------------------------------------------------------------------------------
Balance, end of year                                     $  2.4         $  6.4
===============================================================================
(1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

19. WHOLE TRUST UNIT INCENTIVE PLAN

In March 2004, the Board of Directors, upon recommendation of the Compensation Committee, approved a new Whole Trust Unit Incentive Plan (the "Whole Unit Plan") to replace the existing Trust Unit Incentive Rights Plan for new awards granted subsequent to March 31, 2004. The new Whole Unit Plan will result in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying notional trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTUs") for which the number of trust units is fixed and will vest over a period of three years and Performance Trust Units ("PTUs") for which the number of trust units is variable and will vest at the end of three years.

Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus notional accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the future performance of the Trust compared to its peers based on a performance multiplier. The performance multiplier is based on the percentile rank of the Trust's Total Unitholder Return. The cash compensation issued upon vesting of the PTUs may range from zero to two times the value of the PTUs originally granted.

The fair value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period. As the value of the RTUs and PTUs is dependent upon the trust unit price, the expense recorded in the statement of income may fluctuate over time.

The Trust recorded compensation expense of $8.2 million and $1.1 million to general and administrative and operating expenses, respectively, and capitalized $1.8 million to property, plant and equipment in the twelve months ended December 31, 2006 for the estimated cost of the plan ($8.8 million, $1.9 million, and $1.4 million for the twelve months ended December 31, 2005). The compensation expense was based on the December 31, 2006 unit price of $22.30 ($26.49 in 2005), accrued distributions, a performance multiplier ranging from
1.9 to 2.0 for the various series (2.0 in 2005), and the number of units to be issued on maturity.

The following table summarizes the RTU and PTU movement for the twelve months ended December 31, 2006 and 2005:

                                                     2006                              2005
=========================================================================================================
                                         Number of          Number of       Number of        Number of
                                           RTUs               PTUs            RTUs             PTUs
                                        (thousands)       (thousands)     (thousands)       (thousands)
=========================================================================================================
Balance, beginning of year                  479                391             224              128
Vested                                     (180)                 -             (78)               -
Granted                                     373                303             367              305
Forfeited                                   (24)               (11)            (34)             (42)
---------------------------------------------------------------------------------------------------------
Balance, end of year                        648                683             479              391
=========================================================================================================

The following table reconciles the change in total accrued compensation liability relating to the Whole Unit Plan:

===============================================================================
                                                           2006          2005
===============================================================================
Balance, beginning of year                            $    15.0      $   2.9
Change in liabilities in the year
   General and administrative expense                       8.2           8.8
   Operating expense                                        1.1           1.9
   Property, plant and equipment                            1.8           1.4
-------------------------------------------------------------------------------
Balance, end of year                                  $    26.1      $   15.0
-------------------------------------------------------------------------------
Current portion of liability (Note 7)                      11.5          3.6
-------------------------------------------------------------------------------
Long-term liability                                   $    14.6      $   11.4
===============================================================================

During the year $5.2 million in cash payments were made to employees relating to the Whole Unit Plan ($1.6 million in 2005).


20. BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

Net income per Trust unit has been determined based on the following:

===============================================================================
(thousands)                                                 2006          2005
===============================================================================
Weighted average trust units (1)                         201,554       188,237
Trust units issuable on conversion of
  exchangeable shares (2)                                  2,884         2,935
Dilutive impact of rights (3)                                711         1,372
-------------------------------------------------------------------------------
Dilutive trust units and exchangeable shares             205,149       192,544
===============================================================================
(1) Weighted average Trust units exclude trust units issuable for exchangeable shares.
(2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio. (3) All outstanding rights were dilutive and therefore have been included in the diluted unit calculation for both 2006 and 2005.

Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by dilutive trust units.

21. COMMITMENTS AND CONTINGENCIES

Following is a summary of the Trust's contractual obligations and commitments as at December 31, 2006:

                                                               PAYMENTS DUE BY PERIOD
====================================================================================================================
                                                2007        2008-2009       2010-2011      Thereafter       Total
====================================================================================================================
Debt repayments (1)                              8.0          451.2           53.1            174.8          687.1
Interest payments (2)                           11.3           21.5           18.1             20.8           71.7
Reclamation fund contributions (3)               6.0           11.1            9.5             76.2          102.8
Purchase commitments                            12.6            8.4            3.4              6.8           31.2
Operating leases                                 5.3            9.9            5.0                -           20.2
Derivative contract premiums (4)                12.4            3.3              -                -           15.7
Retention bonuses                                1.0              -              -                -            1.0
--------------------------------------------------------------------------------------------------------------------
Total contractual obligations                   56.6          505.4           89.1            278.6          929.7
====================================================================================================================

(1)  Long-term and short-term debt, excluding interest.
(2)  Fixed interest payments on senior secured notes.
(3) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in 2005. (4) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

The above noted derivative contract premiums are part of the Trust's commitments related to its risk management program. In addition to the above premiums, the Trust has commitments related to its risk management program (see
Note 11). As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at December 31, 2006 on the balance sheet as part of commodity and foreign currency contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust's 2007 capital budget has been approved by the Board at $360 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations and therefore the following table does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.


22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are immaterial except as described below:

The application of US GAAP would have the following effect on net income as reported for the twelve months ended December 31, 2006 and 2005.

                                                                                                2006               2005
=============================================================================================================================
Net income as reported for Canadian GAAP                                                    $   460.1          $  356.9
Adjustments:
   Depletion and depreciation (a)                                                                15.8              15.6
   Unit based compensation (b)                                                                   (1.6)             (7.3)
   Non-controlling interest (d)                                                                   6.6               5.6
   Effect of applicable income taxes on the above adjustments (h)                                (0.3)             (5.3)
-----------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP before cumulative catch-up adjustment related to change
   in accounting policy                                                                     $   480.6          $  365.5
Cumulative catch-up adjustment related to change in accounting policy under SFAS 123R (b)        (2.6)                -
Net income under US GAAP                                                                        478.0             365.5
-----------------------------------------------------------------------------------------------------------------------------
Net income per Trust unit (Note 20)
Before cumulative catch-up adjustment related to change in accounting policy
-----------------------------------------------------------------------------------------------------------------------------
   Basic (e)                                                                                $    2.35          $   1.91
   Diluted (e)                                                                              $    2.34          $   1.90

After cumulative catch-up adjustment related to change in accounting policy
-----------------------------------------------------------------------------------------------------------------------------
   Basic (e)                                                                                $    2.34          $   1.91
   Diluted (e)                                                                              $    2.33          $   1.90
-----------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income under US GAAP                                                                    $   478.0          $  365.5
Unrealized gain (loss) on derivative instruments, net of applicable income taxes (c)              4.5               1.6
-----------------------------------------------------------------------------------------------------------------------------
Comprehensive income (c)                                                                    $   482.5          $  367.1
=============================================================================================================================

The application of US GAAP would have the following effect on the consolidated balance sheets as reported:

                                                                              2006                                 2005
==============================================================================================================================
                                                                 Canadian          US            Canadian            US
                                                                   GAAP           GAAP             GAAP             GAAP
==============================================================================================================================
Property, plant and equipment (a)                              $   3,093.8       $  2,977.0     $ 2,930.0      $   2,797.4
Commodity and foreign currency contracts (c)                          (8.7)            (3.5)         (4.1)            (5.3)
Trust Unit Rights Liability (b)                                          -             (3.6)            -                -
Future income taxes (h)                                             (434.2)          (412.3)       (515.9)          (491.8)
Non-controlling interest (d)                                         (40.0)               -         (37.5)               -
Temporary equity (b), (d), (f), (g)                                      -         (3,822.1)            -         (5,078.0)
Unitholders' capital (g)                                          (2,349.2)               -      (2,230.8)               -
Contributed surplus (b), (f)                                          (2.4)               -          (6.4)               -
Deficit (g)                                                          463.2          1,990.7         439.1          3,351.3
Accumulated other comprehensive loss (gain) (c)                          -             (3.7)            -              0.8
==============================================================================================================================

The above noted differences between Canadian GAAP and US GAAP are the result of the following:

(a) The Trust performs an impairment test that limits net capitalized costs of property, plant and equipment to the discounted estimated future net revenue from proved and risked probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices. For Canadian GAAP the discount rate used must be equal to a risk free interest rate. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year-end. The amounts recorded for depletion and depreciation have been adjusted in the periods following the additional write-downs taken under US GAAP to reflect the impact of the reduction of depletable costs.

(b) On January 1, 2006 the Trust adopted Statement of Accounting Standards ("SFAS") 123R, "Share-Based Payment" using the modified prospective application of this standard and adopted the fair value method of accounting for the Rights Plan for all rights granted under the plan.

Previously, under US GAAP, the Rights Plan was accounted for as a variable award under APB 25 and was intrinsically valued at each reporting period. Under SFAS 123R, rights granted under the Rights Plan are considered liability awards and must be fair valued at each reporting date. As a result of this change, the Trust recorded $2.6 million to cumulative effect of a change in accounting policy which represented the difference between the intrinsic value of the plan at December 31, 2005 and the fair value at January 1, 2006. The Trust also recorded a trust unit rights liability of $16.5 million and an increase to the deficit of $13.9 million, representing the fair value of all outstanding rights in proportion to the requisite service period rendered at January 1, 2006 and the previously recognized compensation expense for all outstanding rights, respectively.

Changes in fair value between periods are charged or credited to net income with a corresponding change in the trust unit rights liability.

Under Canadian GAAP, the Rights Plan is treated as an equity award with the initial fair value calculated upon grant date. The fair value is then recorded to compensation expense and credited to contributed surplus over the vesting period of the rights. Upon any rights exercises, the fair value recorded in contributed surplus is reclassified to unitholders' capital.

The Trust's Whole Unit Plan is also accounted for in accordance with FAS 123R. Under Canadian GAAP the plan is intrinsically valued. There is, however, no US GAAP difference as terms of the plan result in the fair value of the plan equaling the intrinsic value.

(c) US GAAP requires that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded on the consolidated balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Hedge accounting treatment allows unrealized gains and losses to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs, and requires that a company formally designate, document, and assess the effectiveness of derivative instruments that receive hedge accounting treatment. Under Canadian GAAP, derivative instruments that meet these specific hedge accounting criteria are not recorded on the consolidated balance sheet. In addition, unrealized gains and losses on effective hedges are not recorded in the financial statements. The Trust formally documented and designated all hedging relationships and verified that its hedging instruments were effective in offsetting changes in actual prices and rates received by the Trust. Hedge effectiveness is monitored and any ineffectiveness is reported in the consolidated statement of income.

US GAAP requires that financial instruments be carried at fair value in the financial statements. The Trust carries its reclamation fund assets at the lower of cost and market as described in Canadian GAAP. At December 31, 2006 the carrying value and fair value of the reclamation fund assets varied by a nominal amount.

A reconciliation of the components of accumulated other comprehensive income related to all derivative positions is as follows:

                                                                          2006                         2005
===========================================================================================================================
                                                                   Gross       After Tax         Gross      After Tax
===========================================================================================================================
Accumulated other comprehensive loss, beginning of year          $   (1.2)     $  (0.8)        $  (3.6)     $  (2.4)
Reclassification of net realized gains into earnings                 (2.9)        (2.1)           (0.8)        (0.5)
Net change in fair value of derivative instruments                    9.3          6.6             3.2          2.1
---------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive gain (loss), end of year         $    5.2      $   3.7         $  (1.2)     $  (0.8)
===========================================================================================================================

(d) Under Canadian GAAP, ARL Exchangeable Shares are classified as non-controlling interest to reflect a minority ownership in one of the Trust's subsidiaries. As these exchangeable shares must ultimately be converted into Trust Units, the exchangeable shares are classified as temporary equity along with the Trust Units for US GAAP purposes using the exchange ratio.

(e) Under Canadian GAAP, basic net income per unit is calculated based on net income after non-controlling interest divided by weighted average trust units and diluted net income per unit is calculated based on net income before non-controlling interest divided by dilutive trust units. Under US GAAP, as the exchangeable shares are classified in the same manner as the trust units with no non-controlling interest treatment, basic net income per unit is calculated based on net income divided by weighted average trust units and the trust unit equivalent of the outstanding exchangeable shares. Concurrently, diluted net income per unit is calculated based on net income divided by a sum of the weighted average trust units, the trust unit equivalent of the outstanding exchangeable shares, and the dilutive impact of rights.

(f) Under Canadian GAAP, compensation expense relating to the Rights Plan is credited to contributed surplus. In the current year for US GAAP purposes all amounts credited to contributed surplus are classified as trust unit rights liability. In prior year, because the plan was accounted for as an equity award under US GAAP, contributed surplus was classified as temporary equity.

(g) Under US GAAP, as the Trust Units are redeemable at the option of the unitholder, the Trust Units must be recorded at their redemption amount and presented as temporary equity in the consolidated balance sheet. The redemption amount is determined with reference to the trading value of the Trust Units and the Trust Unit equivalent of the exchangeable shares at each balance sheet date. Under Canadian GAAP, all Trust Units are classified as permanent equity. As at December 31, 2006 and 2005, the Trust has classified $3.8 billion and $5.1 billion, respectively, as temporary equity in accordance with US GAAP. Changes in redemption value between periods are charged or credited to deficit. For the years ended 2006 and 2005, $1.4 billion was credited and $1.4 billion was charged, respectively.

(h) Relates to the future income tax effect of all US GAAP adjustments made on the income statement.

(i) In 2006 and 2005, the FASB and the CICA issued new and revised standards, all of which were assessed by Management to be not applicable to the Trust with the exception of the following:

o  In June  2006,  the  FASB  issued  Interpretation  No.  48,  Accounting  for
   Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48). This interpretation prescribes a more likely than not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of a tax position, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Trust is currently evaluating the impact of this interpretation on its financial statements.

o In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (SAB 108) in order to address the observed diversity in quantification practices with respect to annual financial statements. In SAB 108, the SEC staff establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the Trust's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it essentially requires quantification of errors under both the "iron curtain" and the "roll-over methods". The iron curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement in the period of correction. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but can lead to the accumulation of misstatements in the balance sheet. The provisions of SAB 108 are effective for the first year ending after November 15, 2006. The Trust's 2006 annual financial statements have not been impacted by this bulletin.

o In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Trust is currently evaluating the impact of this standard on its financial statements.

o In February 2006, the FASB issued SFAS No.155, Accounting for Certain Hybrid Financial Instruments. This standard is effective for all financial instruments acquired or issued after January 1, 2007. Among other things, SFAS No. 155 simplifies the accounting for certain hybrid financial instruments by permitting fair value accounting for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Trust is currently evaluating the impact of this standard on its financial statements.

o In January 2005, the CICA approved Handbook Sections 3855, 3861, 3862, 3863, "Financial Instruments", 3865, "Hedges" and 1530, "Comprehensive Income". The new standard is intended to harmonize Canadian GAAP with US GAAP. The new standard is effective for the Trust in the first quarter of 2007 and the Trust is currently evaluating the impact of this standard on its financial statements.